EXHIBIT 99.1

Blue Hat Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Xiamen, China – December 9, 2022: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a leading communication services and Internet Data Center (“IDC”) business provider and developer and operator of AR interactive entertainment games, toys and educational materials in China, today announced that on December 6, 2022, it has received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from October 24, 2022 through December 5, 2022, as set forth in Nasdaq Listing Rules 5550(a)(2), which require that the closing bid price for the Company’s ordinary shares listed on Nasdaq be maintained at a minimum of US$1.00 and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until June 5, 2023, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before June 5, 2023, the bid price of the Company’s ordinary shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by June 5, 2023, the Company may be eligible for additional time to regain compliance, if the company provide written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for market value of publicly held shares and the initial listing standards for other criteria for the Nasdaq Capital Market, with the exception of the bid price requirement or may be delisted from Nasdaq.

The Company intends to monitor the closing bid price of its ordinary shares between now and June 5, 2023. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements at the end of the first compliance period, the Company’s Board of Directors will consider options that may be available to achieve compliance.

About Blue Hat

Blue Hat Interactive Entertainment Technology Blue Hat is a leading communication services and Internet Data Center (“IDC”) business provider as well as a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net